[Letterhead of Skadden, Arps, Slate, Meagher & Flom LLP]

November 14, 2014

VIA EDGAR

Monique S. Botkin

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

RE:	GAMCO Global Gold, Natural Resources & Income Trust
(File Nos. 333-198978; 811-21698)

Dear Ms. Botkin:

Electronically transmitted herewith for filing on behalf of GAMCO Global Gold, Natural Resources & Income Trust (the “Fund”) is the Fund’s Pre-Effective Amendment No. 1 to its Registration Statement on Form N-2 (the “Registration Statement”) under the Securities Act of 1933, as amended, (the “1933 Act”) and the Investment Company Act of 1940, as amended (the “1940 Act”). The Fund has authorized us to respond to your comments, received on October 24, 2014, to the Fund’s Registration Statement. Your comments appear below in bold font and the Fund’s responses follow each comment.

Prospectus

Prospectus Summary

1.	Under the heading, “Dividends and Distributions,” the disclosure states, “A portion of the Fund’s distributions on its common shares for recent periods have included, or have been estimated to include, a return of capital.” (emphasis added). Please disclose the years and/or periods since inception that a portion of the Fund’s distribution to common shareholders included a return of capital.

The requested disclosure has been included. The Fund commenced operations in 2005. A portion of the Fund’s common share distributions for the fiscal years ending 2008, 2009, 2011, 2012 and 2013 included a return of capital.

2.	Under the heading, “Dividends and Distributions,” the disclosure states, “A portion of the distributions to the preferred shareholders may also be sourced from capital attributable to the common shareholders.” (emphasis added). Please disclose whether, in fact, distributions to the preferred shareholders have been “sourced from capital attributable to the common shareholders” (i.e., a return of capital from the Fund’s common shareholders) in the past, and if so, in which fiscal periods this occurred.

No portions of the Fund’s preferred share distributions have included a return of capital.

3.	Please disclose the consequences of a return of capital, including but not limited to, that the source of the distributions may not be from earnings and profits but rather a return of the investment made in the Fund, and that while the distributions will not necessarily be taxed in the current period, it will have the effect of lowering the basis, which may lead to higher taxes upon sale of the securities.

The requested disclosure has been included. The disclosure has been revised to state that “any return of capital that is a component of a distribution is not sourced from earnings and profits of the Fund and that portion should not be considered by investors as yield or total return on their investment in the Fund. Further, while any return of capital that is a component of a distribution will not necessarily be taxed in the current period, it will have the effect of lowering the cost basis, which may lead to higher taxes upon the sale of the securities.”

4.	Under the heading, “Risk Factors and Special Considerations,” the disclosure states that “The Fund may participate in certain derivative transactions” (and states on its cover page that as part of its investment strategy, the Fund intends to generate gains through an “option strategy of writing (selling) covered call options on equity securities in its portfolio.”) Please confirm to the staff that each type of derivative in which the Fund may invest as a principal strategy is disclosed and ensure that the disclosure accurately describes the Fund’s use of derivatives and their risks. In addition, please confirm that the Fund has taken into account in its derivatives disclosure the Division of Investment Management’s observations on derivatives-related disclosure in the letter from Barry D. Miller, Associate Director, to Karrie McMillan, General Counsel, Investment Company Institute dated July 30, 2010 (http://www.sec.gov/divisions/investment/guidance/ici073010.pdf).

Investing in derivatives is not a principal investment strategy of the Fund; however, the Fund does invest in certain derivatives and has included appropriate risk factors for such derivatives. Please see in the prospectus, “Risk Factors and Special Considerations—Risks Associated with Covered Calls and Other Option Transactions” and “—Special Risks of Derivative Transactions” (which includes a discussion of Forward Currency Exchange Contracts and Counterparty Risk), and the statement of additional information includes disclosure on “Derivative Instruments,” including among others: options;

options on securities indices; options on foreign currencies; futures contracts and options on futures; interest rate futures contracts and options thereon; currency futures and options thereon; securities index futures contracts and options thereon; forward currency exchange contracts; special risk considerations relating to futures and options thereon; additional risks of foreign options, futures contracts, options on futures contracts and forward contracts; swaps; Regulation of Certain Options, Currency Transactions and Other Derivative Transactions as Swaps or Security-Based Swaps; and risks of currency transactions. The Fund believes that its disclosure accurately describes the Fund’s use of derivatives and their risks.

5.	Under “Preferred Shares and Borrowings” on page 6, the Fund states it “may issue additional series of preferred shares or borrow money to leverage its investments,” and that any “borrowings may also be at fixed or floating rates.” If the Fund may issue additional series of preferred shares or borrow money within the next year, please verify all estimated costs of issuing additional preferred shares and/or borrowing are included in the Fee Table.

The Fund confirms that all estimated costs of issuing additional preferred shares and/or borrowing are included in the Fee Table.

Summary of Fund Expenses

6.	On page 22, the disclosure states that the Fund may engage in short sales. Please confirm that an estimate of expenses associated with short sales (such as dividends on securities sold short) are included in the Fee Table (“Summary of Fund Expenses”) on page 13.

To the extent that equity securities are sold short, it is expected that costs associated with such short sales would be de minimis and immaterial to total fund expenses. Thus, the Fund confirms that such amount is included in the estimated expenses.

Statement of Additional Information

7.	Under the heading “Management of the Fund” beginning on page 16, please include the principal occupation for each of the Trustees and principal officers of the Fund during past five years, as required by Item 18(2) of Form N-2. In addition, please explain to the staff the difference between the Fund’s prior disclosure of “equity-based incentive compensation via awards of stock options” with the current disclosure of “equity-based incentive compensation via restricted stock awards” under the sub-heading “Compensation Structure” on page 26.

The Fund has already included disclosure on the principal occupation for each of the Trustees and principal officers of the Fund during past five years under the column heading “Principal Occupation(s) During Past Five Years.”

The award of restricted stock as opposed to stock options has been exclusively employed by management for its portfolio managers since 2004. It reflects management’s current view that a restricted stock award is the preferred equity-based incentive over stock options as it is more advantageous to the individual and the company.

Part C – Other Information

8.	Under Item 34 Undertakings, the disclosure states, “Registrant undertakes to suspend the offering of shares until the prospectus is amended, if subsequent to the effective date of this Registration Statement, its net asset value declines more than ten percent from its net asset value, as of the effective date of the Registration Statement or its net asset value increases to an amount greater than its net proceeds as stated in the prospectus.” Please revise the undertaking to reflect that the 10 percent decline should be measured from the later of the effective date of the registration statement or the filing of a prospectus supplement pursuant to Rule 497, under the Securities Act of 1933, setting forth the terms of the offering. We may have additional comments.

The requested disclosure has been included.

**********************

The Fund has not and does not expect to submit an exemptive application or no-action request in connection with the Registration Statement.

The Fund acknowledges that (i) the Fund is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) should the Commission or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (iii) the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iv) the Fund may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please contact Steven Grigoriou at (416) 777-4727 or me at (617) 573-4814.

Sincerely,

/s/ Thomas A. DeCapo
Thomas A. DeCapo

cc:	Bruce N. Alpert, GAMCO Global Gold, Natural Resources & Income Trust
Agnes Mullady, GAMCO Global Gold, Natural Resources & Income Trust
Andrea Mango, Esq., GAMCO Global Gold, Natural Resources & Income Trust